UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

On December 18, 2023, TC BioPharm (Holdings) plc (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 75,000 American Depositary Shares (the “ADSs”) representing 1,500,000 ordinary shares, par value £0.0001 per share (the “Ordinary Shares”), pre-funded warrants to purchase up to 1,675,000 ADS representing 33,500,000 Ordinary Shares (the “Pre-Funded Warrants”), and series E purchase warrants to purchase up to 1,750,000 ADSs representing 35,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant is $2.00 and the purchase price per each Pre-Funded Warrant and associated Warrant is $1.999. The Warrants are immediately exercisable, will expire five (5) years from the date of issuance and have an exercise price of £1.5814 (or $2.00, as translated for illustration to U.S. dollars at the rate of £1.00 to $1.264 as of December 18, 2023) per ADS, subject to adjustment as set forth therein. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS, subject to adjustment therein. The offering (the “Offering”) closed on December 21, 2023.

The Offering resulted in gross proceeds of $3.5 million before deducting the Placement Agent’s (as defined below) fees and related offering expenses. The Securities were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-274244), and each amendment thereto, which was declared effective by the Securities and Exchange Commission (the “Commission”) on December 18, 2023.

The Company and each of its officers and directors have agreed with the Placement Agent to be subject to a lock-up period of forty-five (45) days following the date of closing of the Offering pursuant to which during the applicable lock-up period, the Company and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the Company’s ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, the Company has agreed to not issue any securities that are subject to a price reset based on the trading prices of its ADS or upon a specified or contingent event in the future, or enter into any agreement to issue securities at a future determined price for a period of one (1) year following the closing date of the Offering, subject to an exception.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties. Accordingly, such agreements are incorporated herein by reference only to provide information regarding the terms of such agreements, and not to provide any other factual information regarding us or our business, and should be read in conjunction with the disclosures in our periodic reports and other filings with the Commission.

In connection with this offering, the Company has agreed that a certain existing warrant to purchase up to an aggregate of 623,750 ADSs of the Company that was previously issued on September 5, 2023, at an exercise price of £7.00 per ADS and an expiration date of March 5, 2029, will be amended effective upon the closing of the offering so that the amended warrant will have a reduced exercise price of £1.5814 (or $2.00, as translated for illustration to U.S. dollars at the rate of £1.00 to $1.264 as of December 18, 2023) per ADS.

The Company also entered into a letter agreement (the “Engagement Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company paid the Placement Agent a cash fee and management fee equal to 7.5% and 1.0%, respectively, of the gross proceeds from the sale of the Securities in the Offering. In addition, we paid the Placement Agent for its non-accountable expenses in the amount of $50,000, its legal fees and expenses and other out-of-pocket expenses in an amount up to $100,000, and its clearing expenses in the amount of $15,950. The Placement Agent or its designees also received warrants to purchase up to 131,250 ADSs representing 2,625,000 Ordinary Shares (the “Placement Agent Warrants”) on substantially the same terms as the Warrants except that the Placement Agent Warrants have an exercise price equal to £1.9768 per ADS (125% of the public offering price per ADS).

The foregoing description of the Pre-Funded Warrants, the Warrants, the Placement Agent Warrants, the Purchase Agreement and the Warrant Amendment Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the forms of such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 respectively.

On December 19, 2023, the Company issued a press release announcing the pricing of the Offering described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 2023 (Registration file number 333-274244), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 29, 2023 (Registration file number 333-274778), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270808 and the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 12, 2022 (Registration file number 333-268755), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
10.1	Form of Pre-Funded Warrant
10.2	Form of Series E Warrant
10.3	Form of Placement Agent Warrant
10.4	Form of Securities Purchase Agreement dated December 18, 2023 between the Company and the Investor
10.5	Form of Warrant Amendment Agreement, dated December 18, 2023
99.1	Press Release, dated December 19, 2023

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: December 21, 2023

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